EXHIBIT 99.1

Dated the 30th day of November 2017 FEISHANG ENTERPRISE GROUP CO., LTD. (as the Vendor) and YANGPU SHUANGHU INDUSTRIAL DEVELOPMENT CO., LIMITED (as the Purchaser)
AGREEMENT IN RELATION TO THE SALE AND PURCHASE OF THE REGISTERED CAPITAL OF BAYANNAOER CITY FEISHANG MINING COMPANY LIMITED

THIS AGREEMENT is made the 30th day of November 2017

BETWEEN:

BETWEEN:

(1)

FEISHANG ENTERPRISE GROUP CO., LTD. (飞尚实业集团有限公司), a company incorporated in the People’s Republic of China (the“PRC”) and having its registered office at 01-A 79F, Ping An Finance Center, 5033 Yitian Road, Futian CBD, ShenZhen 518048, Guangdong Province, the PRC (the “Vendor”); and

(2)

YANGPU SHUANGHU INDUSTRIAL DEVELOPMENT CO., LIMITED (洋浦双湖实业发展有限公司), a company incorporated in the PRC and having its registered office at 201B, Block 5, Puxin Yuan, YangPu Economic Development Zone 578101, Hainan Province, the PRC (the “Purchaser”).

WHEREAS:

(A)

巴彦淖尔市飞尚矿业有限公司（Bayannaoer City Feishang Mining Company Limited） (the “Company”) is a company established in the PRC and is principally engaged in the exploration of lead and silver ore in the PRC.  The Company has a registered and paid up capital of CNY59,480,000. As at the date of this Agreement, the Company is 98.32% owned by the Vendor free from all Encumbrances or interests in favour of any other person. Further details of the Company are set out in Schedule 1.

(B)

As at the date of this Agreement, the Company owns one mineral resources exploration right in relation to a target mine located at Wulatehouqi, Bayannaoer City, Inner Mongolia, the PRC (the “Target Mine”). The permit for the Exploration Rights is valid from September 14, 2017 to September 13, 2019. Further information and particulars of the Target Mine are set out in Schedule 3.

(C)

As at the date of this Agreement, the Purchaser is indirectly wholly and beneficially owned by China Natural Resources, Inc.

(D)

As at the date of this Agreement, the issued shares of the China Natural Resources, Inc. are listed on the Nasdaq Capital Market (the “NASDAQ”) under the trading symbol of CHNR.

(E)

The Vendor has agreed to sell and the Purchaser has agreed to purchase the Sale Share (as defined below) as at Completion (as defined below) for the Consideration (as defined below) and upon the terms and conditions set out in this Agreement.

NOW IT IS HEREBY AGREED as follows:

1.

DEFINITIONS AND INTERPRETATION

1.1

Definitions

In this Agreement (including the Recitals and the Schedules), unless the context otherwise requires, the following words and expressions shall have the following meanings:

“Agreement”	means this agreement as amended, modified or supplemented from time to time;
“Business Day”

means any day (other than Saturday or Sunday or public holiday or a day on which a tropical cyclone warning signal no.8 or above or a black rainstorm warning signal is hoisted in the PRC at any time between 9:00 a.m. and 5:00 p.m.) on which banks in the PRC are open for business;

“CNY”	means Chinese Yuan, the lawful currency of the PRC;
“Company”	has the meaning ascribed thereto in Recital (A);
“Company Law”	means the Company Law of the PRC;
“Completion”	means completion of the sale and purchase of the Sale Share in accordance with Clause 5;
“Completion Accounts”	means the financial statements of the Company for the period up to the Completion Accounts Date, which shall be prepared in conformity with IFRS and to the satisfaction of the Purchaser;
“Completion Accounts Date”

means the day immediately preceding the Completion Date (or such other day as the Vendor and the Purchaser may agree in writing) and to include transactions up to 11:59 p.m. (Beijing time) on that day;

“Completion Date”	means the date referred to in Clause 5.1 (or such other date as the Vendor and the Purchaser may agree in writing);
“Conditions”	means the conditions precedent contained or referred to in Clause 4.1;
“Consideration”	means the total consideration payable for the sale and purchase of the Sale Share pursuant to Clause 3;

“Directors”	means the directors of the Company prior to Completion;
“Encumbrance”

means and includes any mortgage, charge, pledge, lien (otherwise than arising by statute or operation of law), option, hypothecation or other encumbrance, priority or security interest, deferred purchase, title retention, leasing, sale and purchase or sale and leaseback arrangement whatsoever over or in any property, assets or rights of whatsoever nature and includes any agreement for any of the same and “Encumber” shall be construed accordingly;

“Exploration Rights”	means the licensed rights to perform exploration activities on the Target Mine pursuant to the Permits;
“IFRS”	means the International Financial Reporting Standards as issued by the International Accounting Standards Board;
“Intellectual Property”

means patents, trademarks, service marks, trade names, registered designs, designs, copyrights and other forms of intellectual or industrial property (in each case in any part of the world and whether or not registered or registrable and for the full period thereof and all extensions and renewals thereof and applications for registration of or otherwise in connection with the foregoing), know-how, inventions, formulae, confidential or secret processes and information, computer programs and software, and any other protected rights and assets, and any licenses and permissions in connection therewith;

“Management Accounts”

means the unaudited balance sheets of the Company made up to the Management Accounts Date and the unaudited profit and loss accounts of the Company in respect of the period commencing from 1 January 2017 and ended in all cases on the Management Accounts Date, copies of which duly certified to be true and correct by a Director are attached hereto marked “Exhibit A”;

“Management Accounts Date”	means 30 September 2017

“Permits”

means and includes

(i) the mineral resources exploration permit no. T15120091002035358 (矿产资源勘查许可证) issued by the Land and Resources Department of Inner Mongolia Autonomous Region (内蒙古自治区国土资源厅) on 14 September 2017 in connection with the Target Mine and is valid for the period from 14 September 2017 to 13 September 2019; and

(ii) such other permits and licenses as may be issued by any competent authorities in connection with the Target Mine;

“PRC”	means the People’s Republic of China which, for the purpose of this Agreement, shall exclude Hong Kong, the Macao Special Administrative Region of the PRC and Taiwan;
“proceedings”	has the meaning ascribed thereto in Clause 12.2;
“Sale Share”	means the registered capital of CNY58,480,000 of the Company as at the date of this Agreement and at Completion, to be bought and sold pursuant to Clause 2;
“Target Mine”	has the meaning ascribed thereto in Recital (B);
“Taxation” or “Tax”

means and includes all forms of tax, rate, levy, duty, charge, impost, fee, contribution, deduction or withholding of any nature now or hereafter imposed, levied, collected, withheld or assessed by any taxing or other authority in any part of the world and includes any fine, surcharge, interest, additional tax, penalty or other charge payable or claimed in respect thereof;

“Warranties”	means the representations, warranties and undertakings contained or referred to in Clause 6 and Schedule 2 and “Warranty” means any of the Warranties where the context permits;

1.2

Construction of certain references

In this Agreement where the context permits:

(i)

words and phrases (not otherwise defined in this Agreement) the definitions of which are contained or referred to in the Company Law shall be construed as having the meanings thereby attributed to them;

(ii)

references to ordinances and to statutory provisions shall be construed as references to those ordinances or statutory provisions as respectively modified (on or before the date hereof) or re-enacted (whether before or after the date hereof) from time to time and to any orders, regulations, instruments or subordinate legislation made under the relevant ordinances or provisions thereof and shall include references to any repealed ordinance or provisions thereof which has been so re-enacted (with or without modifications);

(iii)

where any statement is qualified by the expression “so far as the Vendor is aware” or “to the best of the knowledge and belief of the Vendor” or any similar expression, that statement shall be deemed to include an additional statement that it has been made after due and careful enquiry;

(iv)

references to Clauses, Schedules, Recitals and Exhibits are (unless the context otherwise requires) references to clauses hereof, schedules, recitals and exhibits hereto, references to Paragraphs are, unless otherwise stated, references to paragraphs of the relevant Schedule;

(v)

(unless the context otherwise requires) words denoting the singular include the plural and vice versa; words denoting any one gender include all genders; words denoting persons include incorporations, firms, companies, corporations and unincorporated bodies of persons and vice versa;

(vi)

(unless otherwise stated) all representations, warranties, undertakings, indemnities, covenants, agreements and obligations given or entered into by more than one person are given or entered into severally.

1.3

Headings

The headings and sub-headings are inserted for convenience only and shall not affect the construction of this Agreement.

1.4

Recitals, Schedules and Exhibits

The Recitals, Schedules and Exhibits form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement and any reference to this Agreement shall include the Recitals, the Schedules and the Exhibits.

2.

SALE AND PURCHASE OF SALE SHARE

2.1

Upon and subject to the terms and conditions of this Agreement, the Vendor as registered and beneficial owner of the Sale Share shall sell and the Purchaser (relying on the representations, warranties and undertakings herein contained) shall purchase with effect from Completion the Sale Share free from all Encumbrances, equities and other third party rights of any nature whatsoever and together with all rights and benefits of any nature whatsoever now or hereafter attaching or accruing to it.

2.2

The Vendor hereby waives and agrees to procure before Completion the irrevocable waiver of pre-emption rights and any other restrictions on the transfer or issue which may exist in relation to the Sale Share, whether conferred by the articles of association of the Company or otherwise.

3.

CONSIDERATION

The total consideration for the Sale Share (“Consideration”) shall be CNY704,856.

4.

CONDITIONS AND MATTERS BEFORE COMPLETION

4.1

Completion of the sale and purchase herein is conditional upon satisfaction of the following conditions:

(i)

the Purchaser being satisfied in all respects with the results of the due diligence exercise conducted by it concerning, inter alia, the legal, financial, corporate, taxation, contractual, property and trading positions and prospects of the Company;

(ii)

all the Warranties given by the Vendor being true and correct in every material respects and remaining so from the date hereof until Completion;

(iii)

all necessary actions, consents, permissions, approvals and authorizations having been taken or obtained as may be required in respect of the sale of the Sale Share and the transactions contemplated by this Agreement having been taken or obtained by the Vendor and the Purchaser;

(iv)

the Permits shall continue to be valid, effective and not being revoked as at Completion.

4.2

The parties shall use their respective best endeavours (insofar as it is within its power) to procure that the Conditions shall be fulfilled and/or satisfied as soon as possible after the signing of this Agreement.

4.3

The Purchaser may in its absolute discretion waive, in whole or in part, any of the Conditions set out in Clause 4.1 at any time by notice in writing to the Vendor and any waiver so granted may be subject to such conditions as the Purchaser and the Vendor may agree and each party shall inform the other party as soon as possible on the fulfilment of any of the Conditions.

4.4

Each of the parties undertakes to disclose in writing to the other party anything which will or may prevent any of the Conditions from being fulfilled and/or satisfied at or prior to Completion, as applicable, immediately upon it becoming aware of such a situation.

4.5

From the date of this Agreement until Completion, except for the transactions contemplated herein or otherwise with the prior written consent of the Purchaser, the Vendor hereby warrants and undertakes that it will cause the Company (as the case may be):

(i)

not to conduct any business save those in the ordinary course of business and consistent with past practices and to give effect to this Agreement;

(ii)

to maintain in full force and effect its existence;

(iii)

to promptly and timely prepare and file any annual reports and tax returns and pay all taxes and assessments, if any, required by law;

(iv)

to prepare and keep records in which true and correct entries will be made of all material transactions by and with any of them;

(v)

to duly observe all requirements of governmental authorities unless contested in good faith by appropriate proceedings;

(vi)

to promptly pay and discharge, or cause to be paid and discharged, when due and payable, all lawful taxes, assessments and governmental charges or levies imposed upon its income, profits, property or business unless contested in good faith by appropriate proceedings;

(vii)

to at all times comply with the provisions of all contracts, agreements and leases to which it is a party, unless contested in good faith by appropriate proceedings;

(viii)

not to modify its memorandum or articles of association or other constitutional documents;

(ix)

not to cause or permit its liquidation or dissolution;

(x)

not to institute, or permit to be instituted against it, any proceeding, which remains undismissed for a period of 30 days after the filing thereof, seeking to adjudicate it as bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of any order or relief or the appointment of receiver, trustee or other similar official for it or for any substantial part of its property;

(xi)

not to make a general assignment for the benefit of its creditors;

(xii)

not to declare or pay any dividend or make any distribution to any of its members;

(xiii)

not to issue, redeem, sell or dispose of, or create any obligation to issue, redeem, sell or dispose of, any shares of its capital stock and not to issue or agree to issue any shares, warrants or other securities or loan capital or grant or agree to grant any option over or right to acquire or convert into any share or loan capital or otherwise take any action which might result in the Purchaser acquiring on Completion a percentage interest in the Company lower than that contemplated in this Agreement;

(xiv)

not to effect any stock split, reclassification or combination;

(xv)

not to make any new borrowing exceeding CNY500,000 or its equivalent in aggregate for the Company and not to modify its agreements and other obligations with respect to its indebtedness, including without limitation its loan agreements, indentures, mortgages, debentures, notes and security agreements;

(xvi)

not to incur, assume, guarantee or otherwise become obligated or liable for any indebtedness (other than in the ordinary course of business to finance operations) or encumber any of its assets or enter into any transaction or contract, or make any commitment relating to its assets or business (other than in the ordinary course of business and in a manner consistent with past practices and on arm’s length terms);

(xvii)

not to make any acquisition of all or substantially all of the stock or assets of any other person or entity;

(xviii)

not to take or omit to take any action which could be reasonably anticipated to have a material adverse effect upon its financial condition or assets;

(xix)

not to make any advance or loan or other credits to any person or entity, including without limitation the Vendor or any director, member, officer, employee or agent of the Company except for loan or credits between the Company and the Vendor;

(xx)

not to give any guarantee, indemnity, surety or security for an amount exceeding CNY500,000 or its equivalent in aggregate for the Company (other than in the ordinary course of business and in a manner consistent with past practices);

(xxi)

not to compromise, settle, release, discharge or compound any material civil, criminal, arbitration or other proceedings or any material liability, claim, action, demand or dispute or waive any right in relation to any of the foregoing of an amount exceeding CNY100,000 or its equivalent in aggregate for the Company;

(xxii)

not to release, compromise or write off any amount exceeding CNY100,000 or its equivalent in aggregate for the Company recorded in the books of account as owing by any of its debtors;

(xxiii)

not to purchase, take on lease or assume possession of any real property or sell assign underlet or otherwise part with possession of the Target Mine or any part thereof in any way whether by way of sub-letting lending sharing or other means;

(xxiv)

not to dispose or agree to dispose of or acquire or agree to acquire any material asset which could reasonably be expected to materially and adversely affect its business as a whole, or enter into any contract which is not in its ordinary course of business and consistent with past practices or which is not on arm’s length terms;

(xxv)

not to enter into or amend any service agreements with directors or officers or employees (as the case may be) or increase the remuneration payable thereto exceeding CNY50,000 or its equivalent in aggregate for the Company per month;

(xxvi)

not to depart from the ordinary and usual course of its day-to-day business;

(xxvii)

not to create or permit to arise any lien, charge, pledge, mortgage or other security interest on or in respect of any of its undertaking, property or assets which is not in the ordinary and usual course of its day to day business;

(xxviii)

not to appoint any directors or officers;

(xxix)

not to do any act or matter which would have or which would reasonably be expected to have a material and adverse effect on the financial, trading and operation position or prospects of any of the Company;

(xxx)

not to permit any of the Permits to lapse or expire without renewal.

4.6

For the avoidance of doubt, all fees, costs and expenses in connection with the application for the mineral resources exploration permit (矿产资源勘查许可证) of the Target Mine including without limitation premium for the mineral resources exploration rights (探矿权价款) and any other exploration costs (勘探费) in respect of the Target Mine incurred prior to Completion shall be borne and discharged exclusively by the Vendor prior to Completion.

5.

COMPLETION

5.1

Completion Date

Subject to the fulfillment or waiver (as the case may be) of the Conditions set out in Clause 4, Completion shall take place at such place and time as the Purchaser and the Vendor may agree in writing when all acts and requirements set out in this Clause 5 shall be complied with. The Purchaser and the Vendor hereby confirm and agree that the Conditions set out in Clause 4 have been fulfilled or waived (as the case may be), and the acts and requirements set out in this Clause 5 have occurred as of the date and time of execution of this Agreement, and, therefore, the Completion Date shall be 30 November 2017. This Agreement shall be interpreted accordingly.

5.2

Vendor’s obligations

On Completion, the Vendor shall:

(i)

deliver or procure to be delivered to the Purchaser :

(a)

such waivers, consents and any other documents as the Purchaser may require to give good title to the Sale Share free from all Encumbrances, equities and other third party rights of any nature whatsoever and to enable the Purchaser and/or its nominee to be registered as the holder of the Sale Share contemplated under this Agreement;

(b)

if any of the same has not been provided prior to Completion, such documents as the Purchaser may require evidencing the fulfilment of the Conditions;

(c)

all the corporate documents, statutory books and records of the Company (which shall be written up to but not including the Completion Date), including without limitation the certificate of incorporation, minutes book, statutory books, registers of members, transfers and directors, common seal, company chop, book of certificates, spare copies of the memorandum and articles of association, audited financial statements and all other books of accounts, corporate records and documents of the Company;

(d)

written confirmation from the Vendor that it is not aware of any act, matter or circumstances which is in breach of or inconsistent with any of the Warranties;

(e)

the Permits and other documents with respect to the Target Mine;

(f)

evidence that all guarantees given by the Company in favour of third parties in respect of the performance of the obligations of the Vendor have been released;

(g)

certified copy of the members’ resolutions of the Vendor approving this Agreement and the transactions hereby contemplated;

(ii)

cause all property and assets of the Company remaining on sites controlled by the Vendor to be delivered on or immediately following Completion to the premises of the Company or otherwise as the Vendor and the Purchaser may agree.

5.3

Purchaser’s obligations

On Completion, the Purchaser shall deliver to the Vendor certified copy of the board resolutions of the Purchaser approving this Agreement and the transactions hereby contemplated and a promissory note in the sum of the Consideration for the Sale Share. The form of the promissory note is set out in Schedule 5.

5.4

Obligation to complete

Without prejudice to any other remedies available to the Purchaser, if in any respect the provisions of Clause 5.2 are not complied with by the Vendor on Completion the Purchaser may:

(i)

defer Completion to a date not more than 14 days after the Completion Date (and so that the provisions of this Clause 5.4 shall apply to Completion as so deferred); or

(ii)

proceed to Completion so far as practicable (without prejudice to its rights hereunder); or

(iii)

rescind this Agreement without prejudice to any other remedy it may have.

5.5

Further assurance

The Vendor hereby irrevocably undertakes to the Purchaser to procure at its own expense the due execution of all such further documents as are necessary to vest in the Purchaser or the Company all such property and rights as are intended to be vested in each of them by or pursuant to this Agreement.

5.6

Right of rescission

Without prejudice to any other right or remedy available to the Purchaser, the Purchaser shall be entitled to rescind this Agreement by notice in writing to the Vendor if prior to Completion it appears that any of the Warranties is not or was not true and accurate in all material respects or if any act or event occurs which, had it occurred on or before the date of this Agreement, would have constituted a breach of any of the Warranties or if there is any non-fulfilment of any of the Warranties which (being capable of remedy) is not remedied prior to Completion.

5.7

Vendor’s failure to complete

If the Vendor shall (for any cause save as herein provided) fail to complete the sale in accordance with the terms and conditions of this Agreement, then the Purchaser shall be entitled to rescind this Agreement by notice in writing to the Vendor and thereupon any deposit and/or part payment paid by the Purchaser hereunder shall be returned forthwith to the Purchaser without prejudice to any other right or remedy available to the Purchaser.

6.

REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

6.1

Warranties

(i)

The Vendor hereby represents, warrants and undertakes to the Purchaser (to the intent that the provisions of this Clause shall continue to have full force and effect notwithstanding Completion) in the terms set out in Schedule 2.

(ii)

The Vendor acknowledges that the Purchaser is entering into this Agreement in reliance upon representations in the terms of the Warranties made by the Vendor with the intention of inducing the Purchaser to enter into this Agreement and that accordingly the Purchaser has been induced to enter into this Agreement.

(iii)

The Vendor hereby represents and warrants to the Purchaser that the Warranties made by the Vendor are true and accurate in all material respects upon the signing of this Agreement and will continue to be true and accurate in all material respects and shall be deemed to be repeated each day thereafter until immediately before Completion, in each case, with reference to the facts and circumstances then existing.

6.2

Warranties to be independent

Each of the Warranties shall be construed as a separate and independent warranty and, save where expressly provided to the contrary, shall not be limited or restricted by reference to or inference from the terms of this Agreement or any other Warranty.

6.3

Pending Completion

The Vendor hereby undertakes that it will procure that (save only as may be necessary to give effect to this Agreement) neither it nor the Company shall do, allow or procure any act or omission in the period up to and including Completion which would constitute a breach of or would be inconsistent with any of the Warranties or which would make any of the Warranties inaccurate or misleading or which would interfere with or prevent Completion.

6.4

Disclosure

The Vendor hereby undertakes to disclose promptly to the Purchaser in writing immediately upon becoming aware of the same any matter event or circumstance (including any omission to act) which may become known to it after the date of this Agreement and before Completion which constitutes a breach of or is inconsistent with any of the Warranties or which may make any of the Warranties inaccurate or misleading.

6.5

Remaining in force

The Purchaser has entered into this Agreement upon the basis of the Warranties and the same together with any provision of this Agreement which shall not have been fully performed at Completion shall remain in force notwithstanding that Completion shall have taken place.

6.6

Knowledge and waiver

(i)

The rights and remedies of the Purchaser in respect of any breach of the Warranties shall not be affected by Completion, by any investigation made by or on behalf of the Purchaser into the affairs of the Company, by any information of which the Purchaser has actual or constructive knowledge, by the Purchaser rescinding or failing to rescind this Agreement, or failing to exercise or delaying the exercise of any right or remedy, or by any other event or matter, except a specific and duly authorized written waiver or release and no single partial exercise of any right or remedy shall preclude any further or other exercise.

(ii)

The Vendor hereby agrees with the Purchaser to waive any right which it may have in respect of any misrepresentation, inaccuracy or omission in or from any information or advice supplied or given by the Company or its officers, employees or advisers in enabling the Vendor to give the Warranties.

7.

INDEMNITY

7.1

General indemnity

In addition to the rights of the Purchaser at common law in respect of any breach of any of the Warranties and notwithstanding whether all or any of the transactions contemplated by this Agreement shall have been completed, the Vendor covenants with the Purchaser to indemnify and will keep indemnified and save harmless the Purchaser (for itself and as trustee for the Company) and its assigns from and against any and all losses, claims, damages (including interest, penalties, fines and monetary sanctions), liabilities and costs incurred or suffered by the Purchaser by reason of, resulting from, in connection with, or arising in any manner whatsoever out of the breach of any Warranty or covenant or the inaccuracy of any representation of the Vendor contained or referred to in this Agreement or in any agreement, instrument or document delivered by or on behalf of the Vendor in connection therewith provided that the indemnity contained in this Clause shall be without prejudice to any other rights and remedies available to the Purchaser.

7.2

Tax indemnity

In Clause 7, unless the context otherwise requires:

(i)

“event” includes (without limitation) any omission, event, action or transaction whether or not the Company is a party thereto, the death of any person, a change in the residence of any person for any Tax purpose, a failure to make sufficient dividend payments to avoid an apportionment or deemed distribution of income and the entering into and completion of this Agreement and references to the result of events on or before the Completion Date shall include the combined result of two or more events one or more of which shall have taken place on or before the Completion Date;

(ii)

“relief” includes (without limitation) any relief, allowance, credit, set off, deduction or exemption for any Tax purpose;

(iii)

reference to income or profits or gains earned, accrued or received shall include income or profits or gains deemed to have been or treated as or regarded as earned, accrued or received for the purposes of any legislation;

(iv)

reference to any Tax liability shall include not only any liability to make actual payments of or in respect of Tax but shall also include:

(a)

the loss or reduction in the amount of, or the setting off against income, profits or gains, or against any Tax liability, any relief which would (were it not for the said loss, reduction or setting off) have been available to any of the Company;

(b)

the loss or reduction in the amount of, or the setting off against any Tax liability, a right to repayment of Tax; and

(c)

the loss or reduction in the amount of, or the setting off against income, profits or gains earned, accrued or received on or before Completion, or against any Tax liability of, any relief which is not available before Completion but which arises in respect of an event occurring after Completion in circumstances where, but for such loss, reduction or setting off, the Company would have had a Tax liability in respect of which the Purchaser would have been able to make a claim under Clauses 7.2 to 7. 4;

and in such a case the amount of Tax which could otherwise be saved or relieved, by the relief so lost, reduced or set off (calculated by reference to the rates of Tax in force at the date of this Agreement) or the amount of repayment which would otherwise have been obtained shall be treated as the amount of a Tax liability which has arisen;

(v)

reference to a payment in respect of Tax includes (without limitation) a payment for the surrender of losses or other amounts by way of group relief or for the surrender or transfer of any other relief, a repayment of any such payment and a payment by way of reimbursement, recharge, indemnity or damages.

7.3

The Vendor hereby covenants with and undertakes to pay on demand to the Purchaser and its assigns (for itself and as trustee for the Company) a sum equivalent to the amount of:

(i)

any Tax liability of the Company resulting from or by reference to any income, profits or gains earned accrued or received on or before the Completion Date or any event on or before the Completion Date whether alone or in conjunction with other circumstances and whether or not such Tax is chargeable against or attributable to any other person; and

(ii)

any Tax liability of the Company which is regarded as such pursuant to the provisions of Clause 7.2(iv); and

(iii)

any Tax liability of the Company that arises after Completion as a result of an act, omission or transaction by a person other than the Company and which liability to Tax falls upon the Company as a result of its having been in the same group for Tax purposes as that person at any time before Completion; and

(iv)

any Tax liability of the Company that would not have been payable had there been no breach of any of the Warranties and which is not the subject of the covenants above; and

(v)

all costs and expenses which are incurred by the Purchaser or the Company in connection with any of the matters referred to in Clauses 7. 2 to 7. 4 or in taking or defending any action under the covenants contained in Clauses 7. 2 to 7.4 (including, without prejudice to the generality of the foregoing, all legal and other professional fees and disbursements).

7.4

Notwithstanding Completion, the Vendor shall give all such assistance and provide all such information as the Purchaser shall reasonably request from time to time for the purpose of enabling the Purchaser to make returns and provide information as required to any Tax authority and to negotiate any liability to Tax.

7.5

The indemnity contained in Clauses 7.2 to 7.4 does not cover any claim in respect of Taxation:

(i)

to the extent that provision or reserve in respect thereof has been made for such Taxation in the Completion Accounts; or

(ii)

which would not have arisen except wholly as a result of a voluntary act or transaction or series of transactions carried out, or omission, by the Purchaser (or persons deriving title from it) or the Company (other than pursuant to a legally binding commitment created on or before Completion) after Completion otherwise than in the ordinary course of its business; or

(iii)

to the extent that such claim arises or is incurred as a result of the imposition of Taxation as a consequence of any retrospective change in the law or practice coming into force after the Completion Date or to the extent such claim arises or is increased by an increase in rates of Taxation after the Completion Date with retrospective effect.

8.

ACCESS TO INFORMATION

8.1

From the date of this Agreement until Completion, the Purchaser, its professional advisers and appointed representatives shall have the right, upon reasonable prior notice and causing as little disturbance as possible, to visit the facilities of the Company as they may reasonably require so as to:

(i)

verify the accuracy of the Warranties;

(ii)

check the existence and condition of the assets thereat; and

(iii)

carry out or continue to carry out a review of and an investigation into the assets, liabilities, financial condition, contracts, commitments and the business of the Company.

8.2

The Vendor hereby undertakes with the Purchaser to use its best endeavours to procure that any information and documents reasonably required by the Purchaser or its professional advisers or appointed representatives for the purposes of such review and investigation as are referred to in Clause 8.1 shall be made available within a reasonable time after request including without limitation the following:

(i)

the books of accounts of the Company including all accounts ledgers;

(ii)

the statutory books of the Company or copies thereof;

(iii)

a list of the assets, liabilities and receivables of the Company;

(iv)

details of all bank accounts of the Company (including, the name and address of the bank with whom the account is kept and the number and nature of the account) and a statement of the credit and debit balance thereon;

(v)

copies of all licenses, agreements or such other documents in connection with the management, operation or affairs of the Company;

(vi)

copies of all banking facility documentation entered into by the Company; and

(vii)

copies of all guarantees and any security documents entered into by the Company after the signing of this Agreement.

9.

COSTS

9.1

Each party to this Agreement shall pay its own costs of and incidental to this Agreement and the sale and purchase hereby agreed to be made unless otherwise provided herein.

9.2

Stamp duty in respect of the transfer of the Sale Share (where applicable) shall be paid equally by the Vendor and the Purchaser and the Vendor shall pay the Purchaser one half of the total stamp duty (where applicable) at Completion and one half of any additional stamp duty assessed to be payable in respect of the transfer of the Sale Share after Completion.

10.

PROVISIONS RELATING TO THIS AGREEMENT

10.1

Assignment

This Agreement shall be binding upon and enure to the benefit of each party’s successors and permitted assigns but, except as expressly provided herein, no party shall assign or transfer all or any of its rights or obligations hereunder without the prior written consent of the other parties.

10.2

Whole agreement

This Agreement (together with any documents referred to herein) sets out the entire agreement and understanding between the parties in relation to the transactions hereby contemplated, and supersedes all previous agreements, arrangements and understandings between them with regard to such transactions and neither party is entering into this Agreement or any of the arrangement contemplated hereby in reliance upon any representation or warranty not expressly set out in this Agreement. No provision of this Agreement may be amended or modified otherwise than by the express written agreement of the parties hereto.

10.3

Agreement survives Completion

The Warranties and all other provisions of this Agreement, insofar as the same shall not have been performed at Completion, shall remain in full force and effect notwithstanding Completion.

10.4

Further assurance

Each party shall do and execute or procure to be done and executed all such further acts, deeds, things and documents within its power as may be necessary to give effect to the transactions contemplated by this Agreement.

10.5

Invalidity

In the event that any provision of this Agreement is held to be unenforceable, illegal or invalid by any court of competent jurisdiction, the validity, legality or enforceability of the remaining provisions shall not be affected nor shall any subsequent application of such provisions be affected. In lieu of any such invalid, illegal or unenforceable provision, the parties hereto intend that there shall be added as part of this Agreement a provision as similar in terms to such invalid, illegal or unenforceable provision as may be possible and be valid, legal and enforceable.

10.6

Counterparts

This Agreement may be executed in any number of counterparts or duplicates each of which shall be an original but such counterparts or duplicates shall together constitute one and the same instrument. A party may execute this Agreement on a facsimile copy counterpart and deliver its signature and seal by facsimile.

10.7

Time of essence

Time shall be of the essence of this Agreement, both as regards the dates and periods specifically mentioned and as to any dates and periods which may be substituted by agreement in writing between or on behalf of the parties hereto.

10.8

No waiver

No failure or delay by either party hereto in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. Without limiting the foregoing, no waiver by either party hereto of any breach by the other party of any provision of this Agreement shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof. The rights and remedies of the parties herein provided are cumulative and not exclusive of any rights and remedies provided by law.

10.9

Confidentiality

Other than such disclosure as may be required by law, NASDAQ, the United States Securities and Exchange Commission, any stock exchange or other competent authority having jurisdiction over the Purchaser or its holding company, or save for the performance of any obligations under this Agreement or in relation to information coming into the public domain otherwise than by breach on the part of the disclosing party of its confidentiality obligations under this Agreement, none of the parties hereto shall make any announcement or release or disclose any information concerning this Agreement or the transactions herein referred to or disclose the identity of the other parties (save disclosure to their respective professional advisers under a duty of confidentiality) without the prior written consent of the other party.

11.

NOTICES

11.1

Any notice required to be given under this Agreement shall be sufficiently given if delivered personally or forwarded by registered post or sent by facsimile transmission to the relevant party at its address or fax number set out below (or such other address or fax number as the addressee has by 5 days prior written notice specified to the other party:

To: the Vendor	:	01-A 79F, Ping An Finance Center, 5033 Yitian Road, Futian CBD, ShenZhen 518048, Guangdong Province, the PRC
Fax Number	:	(86) (755) 8299 1769
Attention	:	Mr. Li Feilie

To: the Purchaser	:	01-A 79F, Ping An Finance Center, 5033 Yitian Road, Futian CBD, ShenZhen 518048, Guangdong Province, the PRC
Fax Number	:	(86) (755) 8299 1729
Attention	:	Mr. Yue Ming Wai Bonaventure

The address and contact person above is also used to receive service of proceedings issued out of the courts of the PRC in any action or proceedings arising out of or in connection with this Agreement.

11.2

Any notice delivered personally shall be deemed to have been served at the time of delivery. Any notice sent by pre-paid registered post shall be deemed to have been served 3 Business Days after the time at which it was posted and in proving such service it shall be sufficient to prove that the notice was properly addressed and posted by prepaid registered letter post and notices sent by facsimile transmission shall be deemed to have been served upon transmission.

12.

LAW AND JURISDICTION

12.1

Law

This Agreement shall be governed by and construed in all respects in accordance with the laws of the PRC.

12.2

Jurisdiction

In relation to any legal action or proceedings to enforce this Agreement or arising out of or in connection with this Agreement (“proceedings”), each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of the PRC and waives any objection to proceedings in such courts on the grounds of venue or on the grounds that the proceedings have been brought in any inconvenient forum.

12.3

Submissions not exclusive

The submissions by the parties referred to in Clause 12.2 shall not affect the right of any party to take proceedings in any other jurisdiction nor shall the taking of proceedings in any jurisdiction preclude any party from taking proceedings in any other jurisdiction.

AS WITNESS the parties hereto have caused this Agreement to be executed the day and year first above written.

SCHEDULE 1

THE COMPANY

Name of company	:	巴彦淖尔市飞尚矿业有限公司 (Bayannaoer City Feishang Mining Company Limited)
Place of incorporation	:	the PRC
Date of incorporation	:	24 May 2005
Business Registration Certificate No.	:	91150802772247353M
Validity of Business Registration Certificate	:	Until 23 May 2035
Registered address	:	Room 1018, 10F, Huaao Tower, Linhe District, Bayannaoer City, Inner Mongolia, the PRC (中国内蒙古自治区巴彦淖尔市临河区华澳大厦10层1018室)
Registered capital (注册资本)	:	CNY59,480,000
Paid-up capital (实收资本)	:	CNY59,480,000
Members	:	深圳市超鹏投资有限公司 (Shenzhen Chaopeng Investment Co., Ltd.) (1.68%) 飞尚实业集团有限公司 (Feishang Enterprise Group Co., Ltd.) (98.32%)
Legal representative	:	Ding Daohua (丁道华)
Directors	:	Ding Daohua (丁道华) Li Feiwen (李非文) Yi Tongfu (易同富)
Principal activities	:	Exploration of lead and silver ore in the PRC
Subsidiaries	:	Nil

SCHEDULE 2

WARRANTIES

1.

INTERPRETATION

In this Schedule 2 where the context permits:-

All references in this Schedule 2 to the Company shall, other than those in Paragraphs 4(A), 4(B) and 4(C), to the fullest extent permissible by the context in which such references appear, be read and construed as a reference to the Company.

2.

INFORMATION

Disclosures

(A)

The facts and information relating to the Company set out in the Recitals, this Agreement and the Schedules and all documents attached hereto are true and accurate in all respects. All information which has been provided to the Purchaser or its representatives or professional advisers by the Vendor or by any directors, officers or employees of the Company or by their respective professional advisers or agents was when given and is now true and accurate in all respects. There is no fact or matter which has not been disclosed which renders any such information untrue, inaccurate or misleading.

(B)

The information relating to the Company disclosed to the Purchaser or its representatives or professional advisers by the Vendor or by any directors, officers or employees of the Company or by their respective professional advisers or agents regarding the current business and prospects of the Company comprises all information which is material for the reasonable assessment of the financial, trading and other prospects of the Company.

3.

COMPLIANCE AND ABILITY TO SELL

(A)

Constitution of the Company

The copies of the memorandum and articles of association and other constitutional documents of the Company supplied to the Purchaser are true, complete and accurate in all respects and have incorporated in or attached to them a copy of every such resolution, document and agreement required by law to be attached to them and the Company has at all times carried on its business and affairs in all respects in accordance with its memorandum and articles of association and other constitutional documents and all such resolutions, documents and agreements.

(B)

Statutory compliance

The Company has been duly established as a limited liability company under the laws of the place of its incorporation and is validly existing and in good standing and has full legal right, power and authority to carry on the business presently carried on by it and to own the assets used in connection therewith. The Company has complied with the provisions of all applicable laws, regulations (and all orders notices and directions made thereunder) and all applicable codes or practices. All returns, particulars, resolutions and other documents required to be filed with or delivered to the registrar of companies or to any other authority whatsoever by the Company have been correctly and properly prepared and so filed or delivered. The register of and all other statutory books and records of the Company have been properly kept and written up-to-date and contain a true, accurate and complete record of all the matters which should be dealt with therein. The Company has applied for and has been granted all licenses, permits and consents to carry on its existing business in the relevant jurisdiction and all licenses, permits and consents are valid and subsisting and the Vendor is not aware of any circumstances which may lead to a revocation or suspension (on temporary or permanent basis) of such licenses, permits and consents.

(C)

Power to sell

(i)

The Vendor has full legal right and power and authority to enter into, execute, deliver and perform this Agreement and the other agreements contemplated herein to which it is a party; the entering into, execution, delivery and performance by the Vendor of this Agreement and the other agreements contemplated herein to which it is a party have been duly authorized on the part of the Vendor; and this Agreement and the other agreements contemplated herein to which it is a party will, when executed, constitute legal, valid and binding obligations of the Vendor, enforceable against it in accordance with their respective terms.

(ii)

The entering into, execution, delivery and performance by the Vendor of this Agreement and the other agreements contemplated herein to which it is a party and the consummation of the transactions contemplated hereby or thereby do not and will not, directly or indirectly:

(a)

contravene any provisions of the memorandum and articles of association or other constitutional documents of the Vendor; and

(b)

violate or conflict with any law or order applicable to the Vendor or any of its businesses or properties or any contract, agreement or understanding to which any of them is a party.

(iii)

The Vendor shall be entitled to sell and transfer the full legal and beneficial ownership of the Sale Share beneficially owned by it to the Purchaser or its nominee free from Encumbrance at Completion.

4.

CAPITAL STRUCTURE

(A)

Ownership

The Sale Share is legally and beneficially owned by and registered in the name of the Vendor. All rights now attached to the Sale Share are valid, effective, enforceable and subsisting.

(B)

Business

Save for the business in connection with the Exploration Rights and the holding of the Permits, the Company does not carry and has never carried on any other business or own any other asset and has not entered into any agreement or arrangement to conduct any business or purchase any asset and is not under any obligation in relation to any of the foregoing.

(C)

Reorganization of share capital

The Company has not at any time:

(i)

repaid, redeemed or purchased or agreed to repay, redeem or purchase any of its registered capital or shares, or otherwise reduced or agreed to reduce its issued registered capital or share capital or any class of it; or

(ii)

capitalized or agreed to capitalize in the form of registered capital, shares, debentures or other securities or in paying up any amounts unpaid on any registered capital, shares, debentures or other securities, any profits or reserves of any class or description or passed or agreed to pass any resolution to do so.

(D)

Connected business

The Company:

(i)

is not and has not agreed to become the holder or beneficial owner of any class of any shares, debentures or other securities of any other company (wherever incorporated) other than as expressly set out in this Agreement;

(ii)

is not and has not agreed to become a subsidiary of any other company or under the control of any group of companies or consortium other than as expressly set out in this Agreement;

(iii)

is not and has never been and has not agreed to become a member of any partnership, joint venture, consortium or other unincorporated association.

5.

ACCOUNTS

(A)

General

Save as disclosed in the Management Accounts, the Management Accounts:

(i)

were prepared in accordance with the requirements of IFRS, comply with the relevant applicable legislation and are prepared on a basis consistent with preceding accounting periods of the Company and with the books of account of the Company and are true and accurate in all respects;

(ii)

disclose the assets, liabilities and financial condition of the Company as at the Management Accounts Date and of its profits/loss for the financial year ended on such date;

(iii)

contain full provision or reserve for bad and doubtful debts, burdensome contracts or other obligations, obsolescent or slow moving stocks and for depreciation on fixed assets, which provision or reserve was when made and is now adequate;

(iv)

contain a note of all capital commitments of the Company at the Management Accounts Date, which note was when made and is now adequate, fair and not misleading; and

(v)

contain full provision or reserves (as appropriate) for all applicable Taxation.

(B)

Liabilities

Save as disclosed in the Management Accounts, as at the Management Accounts Date the Company had no liabilities known, actual or contingent (including contingent liabilities) which were not disclosed, noted or provided for in the Management Accounts.

(C)

Plant and machinery etc.

Save as disclosed in the Management Accounts, all the fixed and loose plant and machinery, equipment, furniture, fittings and vehicles used by the Company as at the Management Accounts Date are reflected in the Management Accounts, were at the Management Accounts Date and (except for such items as have been disposed of or realized by the Company in the ordinary course of business) remain in the legal and beneficial ownership of the Company and are free from any Encumbrance, hire or hire purchase agreement or leasing agreement or agreement for payment on deferred terms.

(D)

Profits/loss

The profits/loss of the Company for the period ended on the Management Accounts Date as shown by the Management Accounts and by any audited accounts of the

Company for previous periods delivered to the Purchaser and the trend of profits/loss shown by them have not (except as disclosed in them) been affected to a material extent by inconsistencies of accounting practices, by the inclusion of non-recurring items of income or expenditure, by transactions entered into otherwise than on normal commercial terms or by any other factors rendering such profits/loss for all or any of such periods exceptionally high or low.

(E)

Depreciation

Save as disclosed in the Management Accounts, depreciation of the fixed assets of the Company has been made at the relevant rates prescribed by the relevant Tax authorities and no fixed asset has attributed to it a value exceeding the current market value thereof as at the Management Accounts Date.

(F)

Books of account

All accounts, books, ledgers, financial and other necessary records of whatsoever kind of the Company (including all invoices and other records required for Tax):-

(i)

have been fully, properly and accurately maintained, are in the possession or access of the Company and contain true and accurate records of all matters including those required to be entered in them by applicable laws and no notice or allegation that any of the same is incorrect or should be rectified has been received from any government authorities having jurisdiction or any other party;

(ii)

do not contain or reflect any material inaccuracies or discrepancies;

(iii)

give and reflect a true and fair view of the matters which ought to appear in them and in particular of the financial, contractual and trading position of the Company and of its plant and machinery, fixed and current assets and liabilities (actual and contingent), debtors and creditors and stock-in-trade; and

(iv)

contain accurate information in accordance with  IFRS relating to all transactions to which the Company has been a party and the Management Accounts do not overstate the value of any asset or understate any liability of the Company as at the Management Accounts Date.

(G)

Completion Accounts

As at the Completion Accounts Date, the Company will have no liabilities known, actual or contingent (including contingent liabilities) which are not disclosed, noted or provided for in the Completion Accounts.

6.

POST ACCOUNTS DATE EVENTS

Since the Management Accounts Date until the Completion date, the Company, other than as disclosed in the Management Accounts or as contemplated under this Agreement:

(A)

Business

has carried on its business in the ordinary and usual course and without entering into any transaction, assuming any liability or making any payment which is not in the ordinary and usual course of business and without any interruption or alteration in the nature, scope or manner of its business and nothing has been done which would be likely to prejudice the interests of the Purchaser as a purchaser of the Sale Share;

(B)

Financial position and prospects

has not experienced any deterioration in its financial or trading position or prospects or turnover or suffered any diminution of its assets by the wrongful act of any person and the Company has not had its business, profitability or prospects adversely affected by the loss of any important customer or source of supply or by any abnormal factor not affecting similar businesses to a like extent and there are no facts which are likely to give rise to any such effects;

(C)

Assets and liabilities

has not acquired or disposed of or agreed to acquire or dispose of any assets or assumed or incurred or agreed to assume or incur any liabilities (actual or contingent) otherwise than in the ordinary course of business;

(D)

Distributions and loan repayments

has not declared, made or paid any dividend, bonus or other distribution of capital or income (whether a qualifying distribution or otherwise) and (excluding fluctuations in overdrawn current accounts with bankers) no loan or loan capital of the Company has been repaid in whole or in part or has become due or is liable to be declared due by reason of either service of a notice or lapse of time or otherwise howsoever;

(E)

Liability to Tax

has not carried out or entered into any transaction and no other event has occurred in consequence of which (whether alone or together with any one or more transactions or events occurring before, on or after the date of this Agreement) any liability of the Company to Taxation has arisen or will arise (or would have arisen or would or might arise but for the availability of any relief, allowance, deduction or credit) other than profits tax on the actual income (not chargeable gains or deemed income) of the Company arising from transactions entered into in the ordinary course of business;

(F)

Employees

save as already disclosed to the Purchaser in writing, has not made any change to the remuneration, terms of employment, emoluments or pension benefits of any present or former director, officer or employee of the Company to the extent that the amount involved exceeds CNY50,000 or its equivalent in aggregate for the Company per month and has not appointed or employed any additional director, officer or employee whose remuneration shall exceed the sum of CNY600,000 or its equivalent per annum;

(G)

Debts

has not waived or released any debts in whole or in part and has not written off debts in an amount exceeding CNY50,000 or its equivalent in aggregate for the Company in each financial year;

(H)

Contracts

has not entered into contracts involving capital expenditure in an amount exceeding CNY1,000,000 or its equivalent) in aggregate for the Company in each financial year;

(I)

Resolutions

(including any class of its members) has not passed any resolution whether in general meeting or otherwise;

(J)

Stock-in-trade

has not purchased stocks in quantities or at prices materially greater than was the practice of the Company prior to the Management Accounts Date nor at prices materially greater than the then market prices thereof;

(K)

Third party rights

has not become aware that any event has occurred which would entitle any third party to terminate any contract or any benefit enjoyed by it or call in any money before the normal due date therefor;

(L)

Creditors

has paid its creditors within the time agreed with such creditors.

7.

TRANSACTIONS WITH VENDORS, DIRECTORS AND RELATED PARTY

(A)

Contracts and arrangements

(i)

There is not now outstanding, any agreement, arrangement or understanding (whether legally enforceable or not) to which the Company is a party or has an interest and in which the Vendor, or any director of the Company or any related party of any of them is interested whether directly or indirectly, other than as informed to the Purchaser previously.

(ii)

The Company is not a party to nor has its profits or financial position during the last 3 years been affected by any agreement or arrangement which is not entirely of an arm's length nature.

(B)

Intellectual Property

Neither the Vendor nor any director of the Company nor any of their respective Related Parties either individually, collectively or with any other person are interested in any way whatsoever in any Intellectual Property used and not wholly owned by the Company.

(C)

Benefits

Neither the Vendor nor any director of the Company nor any of their respective Related Parties is entitled to or has claimed entitlement to any remuneration, compensation or other benefit from the Company.

8.

FINANCE

(A)

Debts owed to the Company

(i)

The Company does not own the benefit of any debt (whether present or future) other than debts which have accrued to it in the ordinary course of business.

(ii)

All debts owed to the Company are collectable in the ordinary course of business.

(iii)

All debts owing to the Company shown in the Management Accounts (subject to any provision for bad and doubtful debts made in the Management Accounts) were paid in full on their due dates or, if any such debts are not yet due, each such debt is not now regarded by the Company or by the Vendor as irrecoverable in whole or in part.

(B)

Bank accounts

Particulars of the balances on all the Company's bank accounts as at the Completion Date will be reflected in the Completion Accounts and since the Management Accounts Date there have been no payments out of any such bank accounts except for payments in the ordinary course of its business, contractual obligations and the settlement of Related Parties’ accounts as required by the Purchaser.

(C)

Financial facilities

There is no Encumbrance to which any asset of the Company is subject and in relation to debentures, acceptance lines, overdrafts, loans or other financial facilities outstanding or available to the Company:

(i)

the Vendor has disclosed to the Purchaser in writing full details of them and true and correct copies of all documents relating to them; and

(ii)

neither the Vendor nor the Company has done anything whereby the continuance of any such debenture, acceptance line, overdraft, loan or other financial facility in full force and effect might be affected or prejudiced.

(D)

Options, guarantees etc.

The Company is not responsible for the indebtedness of any other person, and in particular but without prejudice to the generality of the foregoing, is not a party to any option or pre-emption right or a party to any guarantee or suretyship or any other obligation (whatever called) to pay, purchase or provide funds (whether by the advance of money, the purchase of or subscription for shares or other securities or the purchase of assets or services or otherwise) for the payment of, or as an indemnity against the consequence of default in the payment of, any indebtedness of any other person.

9.

TAXATION

(A)

Notices and returns

All notices, returns and computations of the Company for the purposes of Taxation have been made punctually on a proper basis and are correct and none of them is, or is likely to be, the subject of any dispute with any fiscal authority.

(B)

Payment of Tax due

All Taxation which the Company is liable to pay prior to Completion and to the extent the due date for payment was prior to the Completion Date has been or will be so paid prior to Completion. To the extent the due date for payment is after the Completion Date, the relevant amount shall be reflected in the Completion Accounts for the computation of the Net Amount.

(C)

Penalties or interest on Tax

The Company has not paid or become liable to pay any penalty, fine or interest charged by virtue of the provisions of any Taxation statute, law, rule or regulation.

(D)

Compliance with Tax collection obligations

(i)

All Tax deductible and payable under any Taxation statute, law, rule or regulation has, so far as is required to be deducted, been deducted from all payments made or treated as made by the Company and all amounts due to be paid to all relevant Tax authorities prior to the date of this Agreement have been so paid.

(ii)

All payments by the Company to any person which ought to have been made under deduction of Tax have been so made and the Company (if required by law to do so) has accounted to all relevant Tax authority for the Tax so deducted.

(iii)

Proper records have been maintained in respect of all such deductions and payments and all applicable regulations have been complied with.

(E)

No back duty investigation

The Company has not, save and except for random checks carried out by the relevant tax authorities in the ordinary course, in the last 3 years been the subject of a discovery, audit or investigation by any Tax authority and there are no facts which are likely to cause a discovery, audit or investigation to be made by any Tax authority.

(F)

Tax provision

Full provision or reserve has been made in the Management Accounts for all Taxation assessed or liable to be assessed on the Company or for which it is accountable in respect of income, profits or gains earned, accrued or received on or before the Management Accounts Date, including distributions made down to such date or provided for in the Management Accounts, and proper provision has been made in the Management Accounts for deferred Taxation in accordance with the applicable accounting standards.

(G)

Anti-avoidance provisions

The Company has not entered into and is not and has not been a party to any scheme or arrangement of which the main purpose, or one of the main purposes, was the avoidance of or the reduction in liability to Taxation.

(H)

Calculation of tax liability

The Company has sufficient records to permit accurate calculation of the Tax liability or relief which would arise upon a disposal or realization on Completion of each asset owned by the Company as at the Management Accounts Date or acquired by the Company before Completion.

(I)

Claims and disclaimers

The Company has duly submitted all claims and disclaimers the making of which has been assumed for the purposes of the Management Accounts, and will submit, when required, all claims and disclaimers the making of which will be assumed for the purposes of the Completion Accounts.

(J)

Sales at under-value or over-value

The Company has not been a party to any sale or other disposal of an asset either at an under-value or an over-value.

10.

THE TARGET MINE

(A)

General

The particulars of the Target Mine as set out in Schedule 3 are true and accurate in all respects.

(B)

Restrictions

Subject to the terms of the Permits, there are no rights, interests, conditions, covenants, restrictions, reservations, licenses, mortgages, charges, options, exceptions, stipulations, easements, privileges, Encumbrance, or any disputes or outstanding notices or any other matters or things which may adversely affect the value or the proper enjoyment of the Exploration Rights for the purpose of the business now being carried on in connection with the Target Mine by the Company or which are of an onerous or unusual nature or which are in conflict with the present user thereof.

(C)

Enjoyment

Subject to the terms of the Permits, there are no circumstances which would entitle or require a landlord or any other person to exercise any power of entry upon or of taking possession of the Target Mine; and there are no proposals orders acts or things made and done or, to the best of the knowledge and belief of the Vendor or the Company, intended to be made or done by any governmental or any other competent authority concerning the compulsory acquisition of the Target Mine.

(D)

Matters affecting the Exploration Rights

The Company has duly performed, observed and complied with all covenants, restrictions, reservations, conditions, agreements, statutory requirements, bye-laws, orders and other stipulations and regulations affecting the Exploration Rights, and the Exploration Rights do not contravene the same and (without prejudice to the generality of the foregoing) all outgoings and expenses have been paid to date and no notice of any alleged breach of any of the same has been served on the Company.

(E)

Possession

(i)

Subject to the terms of the Permits, the Company is entitled exclusively to the Exploration Rights in connection with the Target Mine and no part of the Target Mine is subject to any lease, tenancy, license or other exploration rights or mining rights or any agreement to grant such lease, tenancy, license or other exploration rights or mining rights and no person other than the Company has any exploration rights or mining rights in connection with the Target Mine.

(ii)

There are no closure, demolition or clearance orders, enforcement notices or stop notices affecting the Target Mine or the Exploration Rights and there are no circumstances likely to lead to any such order or notice being made.

(F)

Disposal

Pending Completion, the Company will not transfer, sell, assign or otherwise dispose of the Exploration Rights or any part thereof or any interest therein or in any other way deal with or make any arrangement for the sharing of the Target Mine or the Exploration Rights or any part thereof or any interest therein or enter into any agreement so to do or accept the surrender of any lease or tenancy without the prior written consent of the Purchaser.

(G)

Claims and liabilities

There is no outstanding monetary claim or liability, contingent or otherwise, affecting the Target Mine or the Exploration Rights except as disclosed in the Management Accounts or the Completion Accounts as the case may be.

(H)

Use of the Target Mine

(i)

The contemplated use of the Target Mine and the Exploration Rights is the lawful permitted use under all applicable laws and regulations and the Permits issued to the Company are valid and subsisting.

(ii)

The contemplated use of the Target Mine and the Exploration Rights is in compliance with the provisions, covenants, terms and conditions of any conditions and any regulations in force relating to the Exploration Rights and the Permits, and so far as the Vendor is aware there are no circumstances which are likely to result in the forfeiture, avoidance, withdrawal or non-renewal of or restriction on or amendment to the same.

(I)

Taxes

All Tax and outgoings in respect of the Target Mine and the Exploration Rights have been duly paid up to the date hereof and will be paid up to the Completion Date.

(J)

Permits

The Permits have been issued by Land and Resources Department of Inner Mongolia Autonomous Region (内蒙古自治区国土资源厅), and are valid and subsisting and shall not be terminated or become invalid or ineffective as a result of Completion and the transactions contemplated under this Agreement.

11.

ASSETS

(A)

Assets and charges

(i)

All assets of the Company which are included in the Management Accounts or have otherwise been represented as being the property of the Company or which were at the Management Accounts Date used or held for the purposes of its business were at the Management Accounts Date in the absolute legal and beneficial ownership of the Company free from all Encumbrances and (except assets disposed of or realized by the Company in the ordinary course of business) the Company is the absolute legal and beneficial owner of and has good and marketable title to all such assets and all such assets are in the possession and control of the Company, except as disclosed in the Management Accounts, the Completion Accounts or this Agreement.

(ii)

All assets which have been acquired by the Company since the Management Accounts Date are (except as aforesaid) now in the absolute legal and beneficial ownership of the Company and in the possession and control of the Company and none is the subject of any Encumbrance (excepting only liens arising in the normal course of trading) nor has the Company created or agreed to create any Encumbrance or entered into any factoring arrangement, hire-purchase, conditional sale or credit sale agreement.

(B)

Condition of assets

The plant and machinery (including fixed plant and machinery) and all vehicles and office and other equipment and assets shown in the Management Accounts or acquired since the Management Accounts Date or otherwise used in connection with the business of the Company which have not been disposed of in the ordinary course of business:

(i)

do not contravene any requirement or restriction having the force of law;

(ii)

are in good repair and condition and are regularly maintained and in good working order;

(iii)

are each capable of performing the work for which they were designed or purchased;

(iv)

are not dangerous, unsuitable or in need of renewal or replacement (fair wear and tear excepted) and the vehicles owned by the Company are road-worthy and duly licensed for the purposes for which they are used;

(v)

all the maintenance contracts are in full force and effect in respect of the computer system and all other assets owned or used by the Company which it is normal or prudent to be maintained by outside or specialist contractors.

(C)

Insurance

(i)

All the assets and undertakings of the Company which are of an insurable nature have been and are adequately covered by policies of insurance against fire and all other reasonable risks and liabilities usually insured against in relation to such assets and undertakings by companies carrying on similar businesses or owning assets and properties of a similar nature to those of the Company, and the Company has been and is adequately covered against all liabilities and risks usually insured against by such companies in relation to such of its assets and undertakings and the activities carried out by the Company in its ordinary course of business (including without limitation liability to employees or third parties for personal injury or loss or damage to property, product liability and loss of profit).

(ii)

Particulars of all policies of insurance of the Company now in force have been disclosed to the Purchaser in writing and such particulars are true and correct in all respects and all premiums due on such policies have been duly paid and all such policies are valid and in full force and effect and, to the best of the knowledge and belief of the Vendor, there are no circumstances which might lead to any liability under such insurance being avoided by the insurers or the premiums being increased and there is no claim outstanding under such policy and the Vendor is not aware of any circumstances likely to give rise to a claim or cause an application for renewal of such policy to be refused.

(iii)

No insurance company has refused to insure the properties, assets or risks of the Company or has imposed conditions (by way of increased premiums or otherwise) for such insurance.

(D)

Retention of title

The Company has not acquired or agreed to acquire any asset on terms that title to such asset does not pass to the Company until full payment is made.

(E)

Equipment leases etc

Rentals payable by the Company under any leasing, hire-purchase or other similar agreement to which it is a party have not been and are not likely to be increased and all such rentals are fully deductible by the Company for Tax purposes.

(F)

Computer System

(i)

Complete and accurate details of the maintenance and servicing history and records of the computer system and software used by the Company have been supplied to the Purchaser and such computer system and software of the Company were acquired new and have not been reconditioned, have been properly used maintained and serviced, have not been (and the Vendor has no reason to believe will be) susceptible to breakdown malfunction or failure and have functioned and are functioning in a manner which would be satisfactory to a reasonably skilled person engaged in the same type of business.

(ii)

The Company has in place adequate back up arrangements to ensure continuance of its business without loss of customers and data, in the event of computer hardware or software breakdown, malfunction or power failure.

12.

BUSINESS

(A)

Licenses, permits and consents

The Company has all necessary licenses, permits and consents for the proper and effective carrying on of its business and in the manner in which such business is now carried on and all such licenses, permits and consents are valid and subsisting and the Vendor does not know of any reason why any of them (including the Permits) should be suspended, cancelled or revoked whether in connection with the purchase by the Purchaser of the Sale Share or otherwise and so far as the Vendor is aware there are no factors that might in any way prejudice the continuance or renewal of any of those licenses, permits or consents and the Company is not restricted by contract from carrying on any activity in any part of the world. The Company has not committed any offense under any applicable laws, rules or regulations or under any licenses, permits or consents held by or applicable to it and has complied with all requirements and conditions thereunder whether the same relates to its business or otherwise.

(B)

Litigation and arbitration

(i)

The Company is not engaged in any litigation or arbitration proceedings and there are no lawsuits or arbitration proceedings pending or threatened by or against the Company or any person for whose acts or defaults the Company may be vicariously liable.

(ii)

No injunction has been granted against the Company.

(iii)

The Company is not subject to any order or judgment given by any court or governmental agency which is still in force.

(iv)

The Company has not given any undertaking to any court or to any third party arising out of any legal proceedings.

(v)

There is no matter or fact in existence which might give rise to any legal proceedings or arbitration involving the Company including any which might form the basis of any criminal prosecution against the Company.

(vi)

No governmental or other investigation or inquiry is in progress or threatened in respect of the Company or its business and there are no circumstances likely to lead to any of the same. No governmental, regulatory or other public authorities, departments or bodies has instituted or threatened to institute any disciplinary or other proceedings against the Company or has exercised or threatened to exercise any powers under any applicable laws, rules or regulations adversely affecting the business of the Company.

(C)

Delegation of powers

There are in force no powers of attorney given by the Company nor any other authority (express, implied or ostensible) given by the Company to any person to enter into any contract or commitment or do anything on its behalf other than any authority of employees to enter into routine trading contracts in the normal course of their duties.

(D)

Customers and Suppliers

(i)

No significant client, customer or supplier of the Company has ceased or indicated an intention to cease or, to the best of the knowledge and belief of the Vendor, might prior to or as a result of Completion cease to contract with or supply to the Company or might substantially reduce its business with the Company.

(ii)

No circumstance exists which would or might enable any third party to raise any set off or counterclaim against the Company or cause any third party to withhold or delay payment to the Company or cause any supplier to withhold or delay the provision of any goods, products or services to the Company.

(E)

Confidentiality

No disclosure has been made of any of the confidential information, including financial or trade secrets, of the Company save in the ordinary course of business of the Company and the Company has taken adequate steps to preserve the confidential nature of all such information.

(F)

Records of the Company

(i)

All the accounting records, statutory and other books and records (including the register of members), and other deeds, documents, records, data and information of the Company and its pension and benefit schemes (if any) are, and have since its incorporation been, kept up-to-date, properly, accurately and consistently completed and are a complete and accurate record of all acts and transactions of the Company and of all matters required by law or best business practice to be recorded or registered therein; and the Company has not received any application or request for rectification in connection therewith.

(ii)

The Company does not have any of its records, systems, controls, data or information recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the Company.

(G)

Winding up, insolvency and receivership

(i)

No order has been made or petition presented or resolution passed for the winding up of the Company and no distress, execution or other process has been levied on any of its assets.

(ii)

The Company has not stopped payment and is not insolvent nor unable to pay its debts as they fall due.

(iii)

No administrative or other receiver has been appointed by any person in relation to the business or assets of the Company or any part thereof, nor has any order been made or petition presented for the appointment of an administrator or receiver in respect of the Company.

(iv)

There has been no delay by the Company in the payment of any obligation due for payment.

(H)

Guarantees, warranties and sureties

(i)

The Company has not given any guarantee or warranty or made any representation in respect of articles or trading stock sold or contracted to be sold or service provided or contracted to be provided by it save for any warranty or guarantee implied by law and (save as aforesaid) has not accepted any liability or obligation to service, maintain, repair, take back or otherwise do or not to do anything in respect of any articles, stock or service that would apply after any such article or stock has been delivered by it or service performed by it (as the case may be).

(ii)

No person has given any guarantee of or security for any overdraft, loan or loan facility granted to the Company.

(I)

Documents

All title deeds and other documents required to show title to the assets of the Company (duly stamped where necessary) and all other documents and agreements to which the Company is a party and all other documents, records and correspondence of the business owned by, or which ought to be in the possession or control of, the Company are in the possession or control of the Company.

13.

CONTRACTS

(A)

Onerous contracts

There are no long term contracts (i.e. contracts not terminable by the Company without penalty on 3 months' notice or less) or onerous or unusual or abnormal contracts (i.e. contracts for capital commitments or contracts differing from those necessitated by the ordinary course of business) binding upon the Company, nor is the Company a party to any contract which contains any onerous or other provision material for disclosure to an intending purchaser or owner of the Sale Share and no expenses or liabilities of a material amount have been incurred by the Company otherwise than for the purpose of the Company's business.

(B)

Material contracts

Copies of all existing contracts to which the Company is a party have been disclosed to the Purchaser in writing. There are no material contracts to which the Company is a party (being contracts in excess of CNY100,000 or its equivalent) which are not entered into in the ordinary and usual course of business and which remains subsisting. The Company is not a party to or subject to any agreement, transaction, obligation, commitment, understanding, arrangement or liability which remains subsisting and:

(i)

is incapable of complete performance in accordance with its terms within 6 months after the date on which it was entered into or undertaken;

(ii)

cannot readily be fulfilled or performed by the Company on time and without undue or unusual expenditure of money and effort;

(iii)

involves or is likely to involve obligations, restrictions, expenditure or receipts of an unusual, onerous or exceptional nature and not in the ordinary course of business of the Company;

(iv)

requires an aggregate consideration payable by the Company in excess of CNY500,000 or its equivalent;

(v)

involves or is likely to involve the supply of goods or services by or to the Company the aggregate sales value of which will represent in excess of ten per cent (10%) of the turnover of the Company for any financial year of the Company;

(vi)

requires the Company to pay any commission, finder’s fee, royalty or the like in excess of CNY500,000 or its equivalent; or

(vii)

is in any way otherwise than in the ordinary and proper course of business of the Company or on arm’s length basis.

(C)

Performance of contracts

(i)

The terms of all contracts of the Company have been complied with by the Company and by the other parties to such contracts in all respects and there are no circumstances likely to give rise to a default by the Company under any such contract.

(ii)

There are no outstanding claims, separately or in the aggregate of material amounts, against the Company on the part of customers or other parties relating to liability for goods or services sold or supplied by the Company and no such claims are threatened or anticipated and there is no matter or fact in existence in relation to goods or services currently sold or supplied by the Company which might give rise to the same.

(iii)

The Company has no knowledge of the invalidity of or grounds for rescission, avoidance or repudiation of any agreement or other transaction to which the Company is a party and has received no notice of any intention to terminate, repudiate or disclaim any such agreement or other transaction.

(D)

Restrictive contracts

There are no agreements in force restricting the freedom of the Company to provide and take goods and services by such means and from and to such persons as it may from time to time think fit.

(E)

Agency and distributorship agreements

The Company is not a party to any subsisting agency or distributorship agreement other than the agreements on normal commercial terms and on arm’s length basis and entered into in the ordinary course of business of the Company.

14.

EMPLOYEES

(A)

Particulars of employees

The particulars and the relevant terms of employment in respect of all the employees of the Company have already been disclosed to the Purchaser in writing and are true and complete in all respects and show in respect of each director, officer and employee of the Company his date of birth, the date on which he commenced employment with the Company and all remuneration payable and other benefits provided or which the Company is bound to provide to each such person and include full particulars of all remuneration arrangements (particularly profit sharing, incentive and bonus arrangements to which the Company is a party whether binding or not) and each director, officer and employee of the Company is listed therein.

(B)

Service contracts, etc.

(i)

There is no contract of service in force between the Company and any of its directors, officers or employees which is not terminable by the Company without compensation on one month's notice given at any time.

(ii)

With effect from Completion, there will be no consultancy or management services agreements in existence between the Company and any other person, firm or company. All liabilities of the Company in respect of any consultancy or management services agreements in existence prior to Completion will have been fully settled prior to the Completion Accounts Date.

(iii)

There are no agreements or other arrangements (binding or otherwise) between the Company or any employers' or trade association of which the Company is a member and any trade union or other body or organization representing its employees.

(C)

Benefits

(i)

Compliance with contractual obligations

There are no amounts owing to present or former directors, officers or employees of the Company other than not more than one month's arrears of remuneration accrued or due or for reimbursement of business expenses incurred within a period of 3 months preceding the date hereof.

(ii)

Obligations provided for in the Accounts

Save to the extent (if any) to which provision or allowance has been made in the Management Accounts or will be made in the Completion Accounts (as the case may be), the Company has not made or agreed to make any payment to or provided or agreed to provide any benefit for any present or former director, officer or employee of the Company nor any dependent of any present or former director, officer or employee of the Company.

(iii)

Future obligations

No moneys or benefits other than in respect of remuneration or emoluments of employment are payable to or for the benefit of any present or former director, officer or employee of the Company.

(D)

Liabilities and payments

Save to the extent (if any) to which provision or allowance has been made in the Management Accounts or will be made in the Completion Accounts (as the case may be):

(i)

no liability has been incurred or is anticipated by the Company for breach of any contract of employment or for services or for severance payments or for redundancy payments or protective awards or for compensation for unfair dismissal or for failure to comply with any order for the reinstatement or re-engagement of any employee or for any other liability accruing from the termination or variation of any contract of employment or for services; and

(ii)

no gratuitous payment has been made or promised by the Company in connection with the actual or proposed termination or suspension of employment or variation of any contract of employment or for services of any present or former director, officer or employee of the Company.

(E)

Relevant legislation

(i)

Statutory compliance, etc.

The Company has in relation to each of its employees (and so far as relevant to each of its former employees) complied with:

(a)

all obligations imposed on it by all relevant statutes, regulations and codes of conduct and practice affecting its employment of any persons and all relevant orders and awards made thereunder and has maintained current, adequate and suitable records regarding the service, terms and conditions of employment of each of its employees; and

(b)

all collective agreements, recognition agreements and customs and practices for the time being affecting its employees or their conditions of service.

(ii)

Notices

The Company has not been served with any improvement and/or prohibition notices pursuant to any applicable employment or health and safety laws, rules and/or regulations and is not in breach of any provisions of any of the foregoing.

(iii)

Claims by employees

There is no liability or claim against the Company from any employee or former employee outstanding or anticipated.

(F)

Redundancies

Within a period of one year preceding the date of this Agreement, the Company has not given notice of any redundancies.

(G)

Termination of employment

No present director, officer or employee of the Company has given or received notice terminating his employment except as expressly contemplated under this Agreement and Completion will not trigger any "golden parachute" agreement.

(H)

Share and other schemes

The Company does not have in existence nor is it proposing to introduce:

(i)

any employee share trust, share incentive scheme, share option scheme or profit sharing scheme for the benefit of all or any of its directors, officers or employees; or

(ii)

any scheme whereunder any director, officer or employee of the Company is entitled to a commission or remuneration of any other sort calculated by reference to the whole or part of the turnover, profits or sales of the Company.

(I)

Disputes and claims

(i)

No dispute exists or can reasonably be anticipated between the Company and a material number or category of its employees and so far as the Vendor is aware there are no wage or other claims outstanding against the Company by any person who is now or has been a director, officer or employee of the Company.

(ii)

The Company has not had during the last 3 years any strike, work stoppages, slow-down, work-to-rule or lock-out by its employees, nor, so far as the Vendor is aware, is any such action anticipated.

(J)

Trade unions

The Company is not a party to any agreement or arrangement with or commitment to any trade unions or staff association nor are any of its employees members of any trade union or staff association.

(K)

Insurance

(i)

The Company has maintained and maintains valid policies of insurance in respect of employees in accordance with all applicable statutory requirements.

(ii)

Particulars of all policies of insurance of the Company in relation to its employees now in force have been disclosed to the Purchaser in writing and such particulars are true and correct in all respects and all premiums due on such policies have been duly paid and all such policies are valid and in full force and effect and, to the best of the knowledge and belief of the Vendor, there are no circumstances which might lead to any liability under such insurance being avoided by the insurers or the premiums being increased and there is no claim outstanding under such policy and the Vendor is not aware of any circumstances likely to give rise to a claim or cause an application for renewal of such policy to be refused.

(iii)

No insurance company has refused to insure the employees, assets or risks of the Company or has imposed conditions (by way of increased premiums or otherwise) for such insurance.

15.

INTELLECTUAL PROPERTY

(A)

Ownership and rights

(i)

The Company is the registered legal and beneficial owner of the Intellectual Property set out in Schedule 4 free from all Encumbrances. All Intellectual Property exploited or used by the Company is in the absolute beneficial ownership of the Company and the Company does not own, use, exploit or have any other interest in any Intellectual Property which has not been disclosed to the Purchaser. In particular but without prejudice to the generality of the foregoing, none of the Intellectual Property disclosed is jointly owned by the Company and a third party.

(ii)

To the best of the knowledge and belief of the Vendor, the business of the Company does not infringe upon any patent, copyright, trademark or any other Intellectual Property rights of any third party.

16.

CONSEQUENCE OF THE PURCHASE OF THE SALE SHARES

The purchase of the Sale Share by the Purchaser or compliance with the terms of this Agreement and any change in the current management of the Company:

(i)

will not cause the Company to lose the contractual benefit of any contractual right or contractual privilege it presently enjoys;

(ii)

will not relieve any person of any obligation to the Company (whether contractual or otherwise) or enable any person to determine any such obligation or any right or benefit enjoyed by the Company or to exercise any right whether under an agreement with or otherwise in respect of the Company;

(iii)

will not conflict with or result in the breach of or constitute a default under any of the terms, conditions or provisions of any agreement or instrument to which the

Company is now a party or any loan to or mortgage created by the Company or of its memorandum or articles of association or other constitutional documents;

(iv)

will not result in any present or future indebtedness of the Company becoming due and payable or capable of being declared due and payable prior to its stated maturity;

(v)

save where required by the Purchaser, will not cause any director, officer or employee of the Company to leave employment;

(vi)

will not be in conflict with, violate or result in a breach of any law, regulation, order, decree or writ applicable to the Company.

SCHEDULE 3

THE TARGET MINE

Name of Exploration Project	:	Exploration of Moruogu Tong Mine, Wulatehouqi, Bayannaoer City, Inner Mongolia, the PRC (内蒙古乌拉特后旗莫若古铜矿勘探)
Location	:	Bayannaoer City, Inner Mongolia, the PRC (中国内蒙古自治区巴彦淖尔市)
License/ Permit	:	Mineral resources exploration permit (矿产资源勘查许可证) no. T15120091002035358 issued by Land and Resources Department of Inner Mongolia Autonomous Region (内蒙古自治区国土资源厅) on 14 September 2017
Exploration Area	:	10.43 sq km
Validity Period	:	14 September 2017 to 13 September 2019

SCHEDULE 4

INTELLECTUAL PROPERTY

NIL

SCHEDULE 5

FORM OF PROMISSORY NOTE

CNY704,856

We, YANGPU SHUANGHU INDUSTRIAL DEVELOPMENT CO., LIMITED, promise to pay to FEISHANG ENTERPRISE GROUP CO., LTD., on 30 May 2018 the sum of CNY704,856, without interest.

Dated the 30th day of November 2017

For and on behalf of

Yangpu Shuanghu Industrial Development Co., Limited

_______________________________

EXECUTION PAGE

VENDOR

SIGNED by LI Feilie	)
)
for and on behalf of FEISHANG ENTERPRISE GROUP CO., LTD. in the presence of :	) ) )
)
)
)
/s/ Yue Ming Wai Bonaventure	)	/s/ Li Feilie
Signature of witness	)	By executing this Agreement the signatory
	)	warrants that the signatory is duly
Yue Ming Wai Bonaventure	)	authorized to execute this Agreement on
Name of witness (block letters)		behalf of FEISHANG ENTERPRISE GROUP CO., LTD.

PURCHASER

SIGNED by ZHANG Huachun	)
)
for and on behalf of YANGPU SHUANGHU INDUSTRIAL DEVELOPMENT CO., LIMITED in the presence of :	) ) ) )
)
)
)
/s/ Hu Longxiu	)	/s/ Zhang Huachun
Signature of witness	)	By executing this Agreement the signatory
	)	warrants that the signatory is duly
HU Longxiu	)	authorized to execute this Agreement on
Name of witness (block letters)		behalf of YANGPU SHUANGHU INDUSTRIAL DEVELOPMENT CO., LIMITED

EXHIBIT A

THE MANAGEMENT ACCOUNTS

BAYANNAOER CITY FEISHANG MINING COMPANY LIMITED

BALANCE SHEET

As at 30 September 2017

RMB
NON-CURRENT ASSETS Property, plant and equipment	347,245
347,245

CURRENT ASSETS
Prepayment and other receivables	112,490
Bank balance	803,752
916,242

CURRENT LIABILITIES
Accounts payable	214,620
Other payables and accrued liabilities	331,936
546,556

NET CURRENT ASSETS	369,686
716,931

CAPITAL AND RESERVES
Share capital Accumulated loss	59,480,000
(58,763,069)
716,931

BAYANNAOER CITY FEISHANG MINING COMPANY LIMITED

INCOME STATEMENT

From 1 January 2017 to 30 September 2017

RMB

GENERAL EXPENSES	(1,017,845)

FINANCE COSTS	(221)

NON-OPERATING EXPENSES,NET	(3,150)

LOSS FOR THE PERIOD	(1,021,216)